SECU 09055441 IMISSION

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SEC FILE NUMBER
8- 16994

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Warren G. Towne

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

595 Sunset Lane
(No. and Street)

Fond du Lac	WI	54935
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Warren G. Towne (920) 921-6595
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Timler & Associates, S.C.
(Name — *if individual, state last, first, middle name*)

14 Sixth Street	Fond du Lac	WI	54935
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 24 2009
Washington, DC
101

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

JA 3/11

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Warren G. Towne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Warren G. Towne, as of December 31, XX 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]

Signature

BEFORE ME: WARREN G. TOWNE

Sole Proprietor

Title

[signature]

Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Form SIPC-3 FY 2008

8-016994 FINRA DEC

WARREN G TOWNE

Certification of Exclusion From Membership.
TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending December 31, 2008 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
- ☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
- ☐ (II) the sale of variable annuities;
- ☐ (III) the business of insurance;
- ☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.
... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section78ddd(c) of the SIPA.

Sign, date and return the top portion of this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain the bottom portion of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

TIMLER & ASSOCIATES, S.C.
CERTIFIED PUBLIC ACCOUNTANTS
14 SIXTH STREET
FOND DU LAC, WISCONSIN 54935
PHONE (920) 921-4189

LAWRENCE PETE TIMLER
(1947-1999)
JEFFREY M. TIMLER

MICHAEL J. FRITZ
JODI L. TIMLER OLMEN

February 5, 2009

United States Securities and Exchange Commission
Washington, D.C.

Gentlemen:

Our examination of the financial condition of Warren G. Towne, Sole Proprietor, as of December 31, 2008, revealed no major inadequacies in the accounting system, internal accounting controls, procedures for safeguarding securities and practices and procedures referred to in paragraph (g) (1) of SEC Rule 17a-5.

TIMLER & ASSOCIATES, S.C.

Certified Public Accountant

TIMLER & ASSOCIATES, S.C.
CERTIFIED PUBLIC ACCOUNTANTS
14 SIXTH STREET
FOND DU LAC, WISCONSIN 54935
PHONE (920) 921-4189

LAWRENCE PETE TIMLER
(1947-1999)
JEFFREY M. TIMLER

MICHAEL J. FRITZ
JODI L. TIMLER OLMEN

February 5, 2009

United States Securities and Exchange Commission
Washington, D.C.

Gentlemen:

There were no material differences in net capital report filed with SEC and FOCUS report filed with NASD as of December 31, 2008.

TIMLER & ASSOCIATES, S.C.

Timler & Associates SC CPA's

Certified Public Accountant

TOWNE, WARREN GORDON

File No. 8-16944

595 Sunset Lane Fond du Lac, WI 54935

December 31, 2008

Affirmation to Financial Statement

I, Warren G. Towne, Sole Proprietor do hereby swear that, to the best of my knowledge and belief, the financial statements are true and correct.

Signed,

Warren G. Towne

Warren G. Towne

STATE OF WISCONSIN)
) SS
COUNTY OF FOND DU LAC)

Subscribed and sworn before me this

9th day of February, 2009

BEFORE ME: WARREN G. TOWNE

Sarah A. Duscher

Notary Public, Fond du Lac, Wisconsin

My Commission Expires 9/5/10

TIMLER & ASSOCIATES, S.C.
CERTIFIED PUBLIC ACCOUNTANTS
14 SIXTH STREET
FOND DU LAC, WISCONSIN 54935
PHONE (920) 921-4189

LAWRENCE PETE TIMLER
(1947-1999)
JEFFREY M. TIMLER

MICHAEL J. FRITZ
JODI L. TIMLER OLMEN

February 5, 2009

United States Securities and Exchange Commission
Washington, D.C.

Gentlemen:

In connection with our examination of the answers to the FOCUS report of Warren G. Towne, Sole Proprietor, Fond du Lac, Wisconsin as of December 31, 2008, the following statements are made pursuant to Rule 17a-5 as amended.

Examination of the financial statements of the above date disclosed that the claim for exclusion of Warren G. Towne from membership in the SIPC was consistent with income for the period. He did not hold cash or securities belonging to customers or to their brokers and dealers.

Examination of form x17a-5 disclosed that the nature of the income report properly excluded Warren G. Towne from membership in the SIPC.

TIMLER & ASSOCIATES, S.C.

Timler & Associates SC CPA's

Certified Public Accountant

TIMLER & ASSOCIATES, S.C.
CERTIFIED PUBLIC ACCOUNTANTS
14 SIXTH STREET
FOND DU LAC, WISCONSIN 54935
PHONE (920) 921-4189

LAWRENCE PETE TIMLER
(1947-1999)
JEFFREY M. TIMLER

MICHAEL J. FRITZ
JODI L. TIMLER OLMEN

February 5, 2009

United States Securities and Exchange Commission
Washington, D.C.

Gentlemen:

Warren G. Towne, Sole Proprietor, Fond du Lac, Wisconsin, is in compliance with the exemptive provisions of SEC Rule 15c3 as of December 31, 2007, and no facts have come to our attention indicating that such conditions had not been complied with during the year ended December 31, 2008.

TIMLER & ASSOCIATES, S.C.

Certified Public Accountant

TIMLER & ASSOCIATES, S.C.
CERTIFIED PUBLIC ACCOUNTANTS
FOND DU LAC, WISCONSIN

Independent Auditors' Report

Mr. Warren G. Towne
595 Sunset Lane
Fond du Lac, Wisconsin

We have audited the accompanying balance sheet of Warren G. Towne, Sole Proprietor as of December 31, 2008, and the related statement of income and ownership equity and statement of cash flows for the year then ended. These financial statements are the responsibility of Warren G. Towne. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Warren G. Towne, Sole Proprietor as of December 31, 2008, and the changes in its financial position for the year then ended, on a basis consistent with that of the preceding year.

Timler & Associates, S.C.
February 5, 2009

WARREN G. TOWNE

BALANCE SHEET

December 31, 2008

<u>Assets</u>	
Cash	66,298
<u>Ownership</u>	
Owner's Equity	66,298

WARREN G. TOWNE
STATEMENT OF INCOME AND OWNERSHIP EQUITY
December 31, 2008

Income		
Commissions		12,215
Interest		973
		13,188
Expenses		
Professional Services	250	
Licenses and Fees	335	
		585
Net Income for Year		12,603
Ownership Equity - December 31, 2007		53,695
Ownership Withdrawals		0
Ownership Equity - December 31, 2008		66,298

WARREN G. TOWNE
STATEMENT OF CASH FLOWS
Year Ended December 31, 2008

Cash Flows from Operating Activities	
Net Income	12,603
Cash Flows from Financial Activities	
Capital Withdrawals	0
Net Increase (Decrease) in Cash	12,603
Cash, Beginning of Year	53,695
Cash, End of Year	66,298

WARREN G. TOWNE

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIM OF GENERAL CREDITORS

December 31, 2008

Balance as of December 31, 2007	0
Balance as of December 31, 2008	0

WARREN G. TOWNE
COMPUTATION OF NET CAPITAL
December 31, 2008

Cash	66,298
Additions or Deductions	0
Net Capital	66,298

WARREN G. TOWNE
COMPUTATION OF RESERVE REQUIREMENTS
December 31, 2008

6 2/3% of total aggregate indebtedness	0
2% of combined aggregate debt items	0
Capital Category per Rule 15c3-3	5,000
Reserve Requirements (greater of above three)	5,000

END